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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                            ------------------------

                                 ACORDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                            AICI ACQUISITION CORP.,
                          A WHOLLY OWNED SUBSIDIARY OF

                        ANTHEM INSURANCE COMPANIES, INC.
                                   (BIDDERS)

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  004929 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                              PATRICK M. SHERIDAN
                             AICI ACQUISITION CORP.
                        ANTHEM INSURANCE COMPANIES, INC.
                              120 MONUMENT CIRCLE
                          INDIANAPOLIS, INDIANA 46204
                           TELEPHONE: (317) 488-6000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------
                                    COPY TO:
                              JAMES H. GROSS, ESQ.
                        VORYS, SATER, SEYMOUR AND PEASE
                       P.O. BOX 1008, 52 EAST GAY STREET
                               COLUMBUS, OH 43216
                           TELEPHONE: (614) 464-6400

                           CALCULATION OF FILING FEE
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
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             TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**

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
                  $287,431,560                                      $57,487

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 * For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $40.00 per share of Common Stock, of 7,185,789 shares of Common Stock of the Subject Company, representing all of such Common Stock outstanding on a fully diluted basis (assuming the exercise of options and warrants to acquire shares of Common Stock and excluding shares of Common Stock owned by the Bidders). The above calculation is based on the most recent publicly available data for the Subject Company.

** The amount of the filing fee, calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                    Filing Party: N/A
Form of Registration No.: N/A                                    Date Filed: N/A
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

   CUSIP No. 004929 10 5

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  1        NAME OF REPORTING PERSONS S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ANTHEM
           INSURANCE COMPANIES, INC.
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
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  3        SEC USE ONLY
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  4        SOURCES OF FUNDS WC
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [
           ]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA
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  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,693,056 SHARES OF COMMON
           STOCK
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  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7): 66.8%
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  10       TYPE OF REPORTING PERSON CO
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

   CUSIP No. 004929 10 5

---------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AICI
           ACQUISITION CORP.
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
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  4        SOURCE OF FUNDS WC, AF
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [
           ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,693,056 SHARES OF COMMON
           STOCK
---------------------------------------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7): 66.8%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------------------------------------

     This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by AICI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Anthem Insurance Companies, Inc., an Indiana mutual insurance company ("Parent"), to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Acordia, Inc., a Delaware corporation (the "Subject Company"), at a price of $40.00 per share of Common Stock, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY

     (a) The name of the Subject Company is Acordia, Inc., a Delaware corporation, with its principal executive offices at 120 Monument Circle, Indianapolis, Indiana 46204.

     (b) The information set forth in the section entitled "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in the section entitled "THE TENDER
OFFER -- Price Range of the Common Stock; Dividends on the Common Stock" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a-d, g) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. The information set forth in the sections entitled "INTRODUCTION," "THE TENDER OFFER -- Certain Information Concerning the Company" and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e-f) During the last five years, neither Parent nor the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a-b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer," "SPECIAL FACTORS -- Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions," "SPECIAL FACTORS -- Fairness of the Offer," "SPECIAL
FACTORS -- The Merger Agreement" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a-b) The information set forth in the section entitled "THE TENDER OFFER -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a-e) The information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS -- Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f-g) The information set forth in sections entitled "SPECIAL
FACTORS -- Purpose of the Offer and the Merger; Plans for the Company" and "THE TENDER OFFER -- Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a-b) The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background to the Offer," and "SPECIAL FACTORS -- Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" and Schedules I and II of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Background to the Offer," "SPECIAL FACTORS -- The Merger Agreement" and "SPECIAL FACTORS -- Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS -- Analysis of Credit Suisse First Boston as Financial Advisor to Parent" and "THE TENDER OFFER -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in the section entitled "THE TENDER
OFFER -- Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Common Stock being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION

     (a) Not applicable.

     (b-c) The information set forth in the sections entitled "INTRODUCTION" and "THE TENDER OFFER -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in the section entitled "THE TENDER
OFFER -- Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated June 6, 1997.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement, dated June 6, 1997.

     (a)(8) Text of Press Release, dated June 2, 1997, issued by the Purchaser.

     (c)(1) Agreement and Plan of Merger dated as of June 2, 1997, among the Company, Parent and the Purchaser.

     (c)(2) Anthem Acordia Stock Plan, as amended.

     (c)(3) Fairness Opinion of Credit Suisse First Boston Corporation dated June 2, 1997.

     (c)(4) Complaint filed in Crandon Capital Partners v. Acordia, Inc., et. al. (Del. Ch. June 4, 1997).

     (c)(5) Complaint filed in Sherry Levinson v. Acordia, Inc., et. al., and Anthem Insurance Companies, Inc. (Del. Ch. June 4, 1997).

     (d)   None.

     (e)   Not applicable.

     (f)    None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 6, 1997
                                          AICI ACQUISITION CORP.

                                          By:     /s/ PATRICK M. SHERIDAN

                                            ------------------------------------
                                            Name: Patrick M. Sheridan
                                            Title:  Treasurer

                                          ANTHEM INSURANCE COMPANIES, INC.

                                          By:     /s/ PATRICK M. SHERIDAN

                                            ------------------------------------
                                            Name: Patrick M. Sheridan
                                            Title:  Executive Vice President

                                 EXHIBIT INDEX

EXHIBIT                                                                                PAGE
NUMBER                                 EXHIBIT NAME                                   NUMBER
-------  -------------------------------------------------------------------------    ------
(a)(1)   Offer to Purchase, dated June 6, 1997. ..................................
(a)(2)   Letter of Transmittal. ..................................................
(a)(3)   Notice of Guaranteed Delivery. ..........................................
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees. ...............................................................
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees. ...........................................
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9. ....................................................
(a)(7)   Form of Summary Advertisement, dated June 6, 1997. ......................
(a)(8)   Text of Press Release, dated June 2, 1997, issued by the Purchaser. .....
(c)(1)   Agreement and Plan of Merger dated as of June 2, 1997, among the Company,
         Parent and the Purchaser. ...............................................
(c)(2)   Anthem Acordia Stock Plan, as amended. ..................................
(c)(3)   Fairness Opinion of Credit Suisse First Boston Corporation
         dated June 2, 1997. .....................................................
(c)(4)   Complaint filed in Crandon Capital Partners v. Acordia, Inc., et al.
         (Del. Ch. June 4, 1997)..................................................
(c)(5)   Complaint filed in Sherry Levinson v. Acordia, Inc., et. al., and Anthem
         Insurance Companies, Inc. (Del. Ch. June 4, 1997). ......................
(d)      None. ...................................................................
(e)      Not applicable. .........................................................
(f)      None. ...................................................................